Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: June 4, 2021

News Release Regulatory News Service

4 June 2021 07:00 BST

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT AND NOT A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION RULES OR THE UK AND EU PROSPECTUS REGULATIONS. THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS, ANY OFFER, INVITATION OR RECOMMENDATION TO PURCHASE, SELL OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION AND NEITHER THE ISSUE OF THE INFORMATION NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY INVESTMENT ACTIVITY. INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS.

AstraZeneca appoints Aradhana Sarin as new Chief Financial Officer

Marc Dunoyer to retire from the Board and take up a new senior executive role with the Company

AstraZeneca PLC announced today that the Board has appointed Aradhana Sarin as an Executive Director and Chief Financial Officer, conditional upon closing of AstraZeneca’s acquisition of Alexion Pharmaceuticals, Inc. (Closing) and effective on the later of 1 August 2021 or the date of Closing, which is expected to take place in the third quarter of 2021, subject to receipt of certain regulatory approvals.

Dr. Sarin is currently Executive Vice-President, Chief Financial Officer of Alexion.  Further biographical details are set out below.  Dr. Sarin will relocate from the US and be based in the UK.  She will report to AstraZeneca’s Chief Executive Officer, Pascal Soriot.

Dr. Sarin will succeed Marc Dunoyer who will step down as CFO and retire from AstraZeneca’s Board, conditional upon Closing, on the later of 1 August 2021 or the date of Closing, having served as CFO for over seven years.

Conditional upon Closing and effective the same date as his retirement from AstraZeneca’s Board, Mr. Dunoyer will become Chief Executive Officer, Alexion and Chief Strategy Officer, AstraZeneca.  He will continue to report to Mr. Soriot and will remain a member of AstraZeneca’s Senior Executive Team.

Leif Johansson, Chairman of AstraZeneca said “On behalf of the Board, I’d like to thank Marc for his significant contribution to AstraZeneca’s success since he joined us in 2013.  We’re pleased he’s staying with the Company, taking on a new senior executive role and look forward to continuing to work with him.

“In Aradhana Sarin, we’ve appointed a talented successor to Marc as an Executive Director and CFO.  The Board warmly welcomes her to AstraZeneca.”

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Pascal Soriot, Chief Executive Officer of AstraZeneca said “I’d like to pay tribute to Marc for his tremendous achievements since he joined our company, and thank him personally for his outstanding support these past years.  I’m looking forward to working with him in his new role as CEO, Alexion, the Rare Disease Unit of AstraZeneca, and to his continued strategic input to AstraZeneca’s success.  I’m delighted Aradhana has agreed to become AstraZeneca’s next CFO and I look forward to working with her as the Company embarks on the next stage of its journey.”

Biographical details — Aradhana Sarin

Dr. Aradhana Sarin is currently Chief Financial Officer at Alexion.  She joined Alexion in November 2017, serving as Chief Business and Strategy Officer prior to becoming Chief Financial Officer.  She has more than 20 years of professional experience spanning operating roles at Alexion and advisory roles at global financial institutions, gaining extensive knowledge of global healthcare systems, capital markets and strategic transactions.

Prior to joining Alexion, Dr. Sarin was Managing Director, Healthcare Corporate & Investment Banking, Citi Global Banking in New York where she advised clients in the life sciences and biopharmaceutical sectors.  Before that, she was Managing Director, Healthcare Investment Banking, UBS, in New York and San Francisco and worked at JP Morgan in New York in the M&A Advisory and Healthcare groups.

Prior to her banking career, Dr. Sarin trained as a medical doctor in India and spent two years practising in both India and Africa.  She completed her medical training (M.B.B.S.) at the University of Delhi in India and received her MBA from Stanford Business School in the US.

From 2018 to 2020, Dr. Sarin was a member of the board of OraSure Technologies, Inc., serving as Chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee.

Background notes — Marc Dunoyer

Marc Dunoyer joined AstraZeneca in 2013, initially serving as Executive Vice-President, Global Product and Portfolio Strategy.  In November 2013, he was appointed as an Executive Director and Chief Financial Officer.  His career in the pharmaceutical industry has included periods with Roussel Uclaf, Hoechst Marion Roussel and GlaxoSmithKline.  Immediately prior to joining AstraZeneca, Mr. Dunoyer was Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan.  He is a member of the Board of Directors of Orchard Therapeutics.

In his new role as CEO, Alexion, Mr. Dunoyer will lead the Rare Disease Unit of AstraZeneca, and develop Alexion’s strategic direction, focusing on delivery of strong commercial growth, sharing Alexion’s expertise in complement biology across the AstraZeneca group to explore its further application in immunology and other fields of medicine, identifying new rare disease medicines leveraging AstraZeneca’s technologies such as CRISPR and releasing the expected pre-tax synergies as a result of the acquisition.  In his new role as Chief Strategy Officer, AstraZeneca, Mr. Dunoyer will continue his strong partnership with Mr. Soriot, with a focus on strategic matters in relation to the AstraZeneca group and the effective communication of AstraZeneca’s business strategy and its execution to the investment community.  Mr. Dunoyer will also continue with his responsibility as Chairman, AstraZeneca Japan.

Remuneration summary — Aradhana Sarin

A summary of the remuneration arrangements for Dr. Sarin, which are in line with AstraZeneca’s Remuneration Policy approved at the 2021 Annual General Meeting, is set out below.  Further details will be disclosed in the usual way in AstraZeneca’s Annual Report and Form 20-F Information 2021.

Base salary:

£850,000 per annum.

Short-term incentive:

Maximum opportunity of 200% of base salary (100% on-target), with 50% of any bonus awarded deferred into AstraZeneca shares for three years.

Long-term incentive (AstraZeneca Performance Share Plan):

Maximum annual award of 450% of base salary in the form of performance shares, which are subject to performance targets measured over a three-year performance period.  Awards vest after a subsequent two-year holding period, on the fifth anniversary of grant.

Pension allowance:

11% of base salary, in line with the wider UK workforce.

Shareholding requirement:

450% of base salary to be built up within five years of appointment, including a requirement to continue to hold the full 450% of base salary for two years post-cessation of employment.

Compensation for forfeiture of severance rights at Alexion:

Dr. Sarin’s current employment contract with Alexion includes an entitlement to cash severance arrangements, which would be triggered at the date of Closing.  In order to secure Dr. Sarin’s services and compensate her for the forfeiture of these contractual entitlements, an award of £2,015,540 will be made to her, 50% in cash and 50% in restricted shares, at the date of her appointment.  The cash element will be subject to repayment in the case of her voluntary cessation of employment with AstraZeneca within 18 months of appointment.  The restricted shares will vest 18 months after her appointment and will lapse in the case of her voluntary cessation of employment prior to vesting.

Conversion of existing Alexion equity awards:

Dr. Sarin’s existing equity-based incentive awards will be converted from Alexion to AstraZeneca shares in the form of restricted stock at the date of Closing.  These shares will vest over time and do not form part of her ongoing remuneration as AstraZeneca’s Chief Financial Officer because they relate to her prior employment as Executive Vice-President, Chief Financial Officer of Alexion.

Remuneration summary — Marc Dunoyer

Mr. Dunoyer will remain an employee of AstraZeneca and therefore his in-flight incentive awards will continue to run their course.  He will not receive any payments in respect of his retirement from the Board.  His remuneration for qualifying services as an Executive Director during 2021 will be disclosed in the usual way in AstraZeneca’s Annual Report and Form 20-F Information 2021.

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the Financial Conduct Authority’s Listing Rules in respect of Aradhana Sarin’s appointment as a Director.

Important additional information

In connection with AstraZeneca’s proposed acquisition of Alexion (the Acquisition), AstraZeneca filed a registration statement on Form F-4 with the SEC on 12 April 2021 (the Registration Statement), which has been declared effective by the United States Securities and Exchange Commission, and which includes a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the proxy statement/prospectus), Alexion filed a proxy statement with the SEC (the proxy statement) on 12 April 2021 and each party will file other documents regarding the Acquisition with the SEC. Investors and security holders of Alexion are urged to carefully read the entire Registration Statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain the Registration Statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, as well as the ability of the parties to consummate the Acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the Acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after Completion and realise expected synergies. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group’s control, include, among other things: the risks set out in Part II (Risk Factors) of the AstraZeneca shareholder circular published on 12 April 2021; failure or delay in delivery of pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; competitive pressures including expiry or loss of IP rights, and generic competition; price controls and reductions; economic, regulatory and political pressures; uncertainty and volatility in relation to the UK’s exit from the EU; failures or delays in the quality or execution of commercial strategies; failure to maintain supply of compliant, quality medicines; illegal trade in medicines; reliance on third-party goods and services; failure in information technology, data protection or cybercrime; failure of critical processes; uncertainty of expected gains from productivity initiatives; failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following Completion; failure to adhere to applicable laws, rules and regulations; the safety and efficacy of marketed medicines being questioned; adverse outcome of litigation and/or governmental investigations, including relating to the Acquisition; failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; failure to achieve strategic plans or meet targets or expectations; failure in financial control or the occurrence of fraud; unexpected deterioration in AstraZeneca’s or Alexion’s financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on AstraZeneca’s ability to continue to mitigate these risks, and on AstraZeneca’s operations, financial results or financial condition; the risk that a condition to the closing of the Acquisition may not be satisfied, or that a regulatory approval that may be required for the Acquisition is delayed or is obtained subject to conditions that are not anticipated; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Acquisition, or that AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on Acquisition-related issues or that disruption from the Acquisition makes it more difficult to maintain business, contractual and operational relationships.

Neither AstraZeneca nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Regulation Rules of the FCA), AstraZeneca is under no obligation, and AstraZeneca expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

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